SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________

SCHEDULE 13G
(Rule 13d-102)

(Amendment No.: 1)*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)


LAWSON PRODUCTS, INC.
(Name of Issuer)

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

520776105
(CUSIP Number)

December 31, 2013
(Date of Event Which Requires Filing of This Statement)

	Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

			 Rule 13d-1(b)
			 Rule 13d-1(c)
			 Rule 13d-1(d)
____________________

*	The remainder of this cover page shall be filled out for a reporting persons
Initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

	The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes). (Continued on following pages)


CUSIP NO.	520776105
13G
Page 2 of 7 Pages

1
NAMES OF REPORTING PERSONS

KDI CAPITAL PARTNERS, LLC
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
										(a)
										(b)
3
SEC USE ONLY

4
CITIZENSHIP OR PLACE OF ORGANIZATION

STATE OF DELAWARE, UNITED STATES OF AMERICA






NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING PERSON WITH
5
SOLE VOTING POWER

N/A


6
SHARED VOTING POWER

792,876 shares of Common Stock

7
SOLE DISPOSITIVE POWER

N/A


8
SHARED DISPOSITIVE POWER

792,876 shares of Common Stock
9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

[  ] shares of Common Stock
10
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES
CERTAIN SHARES


11
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

[  ]% of the outstanding shares of Common Stock
12
TYPE OF REPORTING PERSON

OO (Limited Liability Company)





CUSIP NO.	520776105
13G
Page 3 of 7 Pages

1
NAMES OF REPORTING PERSONS

JOHN M. DAY

2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
										(a)
										(b)
3
SEC USE ONLY

4
CITIZENSHIP OR PLACE OF ORGANIZATION

STATE OF DELAWARE, UNITED STATES OF AMERICA






NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING PERSON WITH
5
SOLE VOTING POWER

N/A


6
SHARED VOTING POWER

792,876 shares of Common Stock

7
SOLE DISPOSITIVE POWER

N/A


8
SHARED DISPOSITIVE POWER

792,876 shares of Common Stock
9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

[  ] shares of Common Stock
10
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES
CERTAIN SHARES


11
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

[  ] % of the outstanding shares of Common Stock
12
TYPE OF REPORTING PERSON

IN



CUSIP NO.	520776105
13G
Page 4 of 7 Pages

1
NAMES OF REPORTING PERSONS

SHELDON M. FOX
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
										(a)
										(b)
3
SEC USE ONLY

4
CITIZENSHIP OR PLACE OF ORGANIZATION

STATE OF UTAH, UNITED STATES OF AMERICA






NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING PERSON WITH
5
SOLE VOTING POWER

N/A


6
SHARED VOTING POWER

792,876 shares of Common Stock

7
SOLE DISPOSITIVE POWER

N/A


8
SHARED DISPOSITIVE POWER

792,876 shares of Common Stock
9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

[  ] shares of Common Stock
10
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES
CERTAIN SHARES


11
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

[  ]% of the outstanding shares of Common Stock
12
TYPE OF REPORTING PERSON

IN






Item 1.		(a)	Name of Issuer:

			Lawson Products, Inc. (the Issuer)

		(b)	Address of Issuers Principal Executive Offices:

			8770 W. Bryn Mawr Avenue, Suite 900
			Chicago, Illinois 60631

Item 2.		(a)	Name of Persons Filing:

			KDI Capital Partners, LLC
      John M. Day
      Sheldon M. Fox

		(b)	Address of Principal Business Office or, if None, Residence:

			For all persons filing:

			4101 Lake Boone Trail, Suite 218
      Raleigh, NC 27607

		(c)	Citizenship:

			KDI Capital Partners, LLC is a North Carolina limited liability company
			Mr. Day and Mr. Fox are United States citizens

		(d)	Title of Class of Securities:

			Common Stock

		(e)	CUSIP Number:

			520776105

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b)
or (c), Check Whether the Person Filing is a:

	Not applicable. Filed pursuant to Rule 13d-1(c).


Item 4.		Ownership.



KDI Capital Partners, LLC


John M. Day

Sheldon M. Fox
(a)	Amount Beneficially Owned:
792,876
792,876
792,876
(b)	Percent of Class:
9.2 %
9.2 %
9.2 %
(c)	Number of Shares to
	Which Reporting Person
	Has:

(i)	Sole Voting Power:
N/A
N/A
N/A
(ii)	Shared Voting Power:
792,876
792,876
792,876
(iii)	Sole Dispositive Power:
N/A
N/A
N/A
(iv)	Shared Dispositive Power:
792,876
792,876
792,876


The reported shares are the Issuers common stock.

All of the reported shares are owned by investment advisory clients of KDI Capital Partners, LLC (the Investment Adviser). The Investment Adviser could be deemed to be an indirect beneficial owner of the reported shares by virtue of its voting and dispositive power over the reported shares.

	John M. Day and Sheldon M. Fox are the managing members and principal owners of the Investment Adviser, and could be deemed to share such indirect beneficial ownership with the Investment Adviser.

Item 5.		Ownership of Five Percent or Less of a Class.

	If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following (  ).

Item 6.		Ownership of More than Five Percent on Behalf of Another Person.

	Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the
Security Being Reported on by the Parent Holding Company or Control Person.

		Not applicable.

Item 8.		Identification and Classification of Members of the Group.

		Not applicable.

Item 9.		Notice of Dissolution of Group.

		Not applicable.

Item 10.	Certification.

		By signing below, each of the undersigned certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits

Exhibit 1
      Joint Filing Agreement dated February 7, 2014, among KDI Capital Partners, LLC, John M. Day and Sheldon M. Fox.
























EXHIBIT 1

JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the Common Stock of Lawson Products, Inc., and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filings.

     The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

     This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.



IN WITNESS WHEREOF, each of the undersigned has executed this Agreement as of February 7, 2014.


KDI CAPITAL PARTNERS, LLC


By: 	/s/ Sheldon M. Fox
Name: Sheldon M. Fox
Title: 	Managing Member




/s/ John M. Day

John M. Day





/s/ Sheldon M. Fox

Sheldon M. Fox




SIGNATURE

	After reasonable inquiry and to the best of each of the undersigneds knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Date: February 7, 2014

KDI CAPITAL PARTNERS, LLC


By: 	/s/ Sheldon M. Fox
Name: Sheldon M. Fox
Title: 	Managing Member



Date: February 7, 2014


/s/ John M. Day

John M. Day




Date: February 7, 2014


/s/ Sheldon M. Fox

Sheldon M. Fox




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